51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or the “Company”)
Calle 84 A No. 12 – 18 Oficina 802
Bogotá DC, Colombia
Item 2  Date of Material Change
February 2, 2023.
Item 3  News Release
The news release dated February 3, 2023 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
On February 3, 2023, the Company completed a debt settlement (the “Debt Settlement”) in the aggregate amount of $4,328,626.45 owed by the Company to certain creditors, in connection with the provision of certain past services and/or loans to the Company, by the issuance of 86,572,529 common shares (each, a “Share”) of the Company at a deemed price of $0.05 per Share.
The Shares issued in the Debt Settlement are subject to a statutory hold period expiring four months and one day after the date of issuance.
None of the securities issued or to be issued in connection with the Debt Settlement will be or have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities, in any state where such offer, solicitation or sale would be unlawful.

The Debt Settlements with three of the creditors, including Alejandro Ochoa, Luis Parra and Juan Pablo Laspeñas (together, the “Officer Settlements”), were “related party transactions” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Officer Settlements were exempt from the valuation requirement of MI 61-101 by virtue of the exemptions contained in section 5.5(b) of MI 61-101 as the Company’s common shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the Officer Settlements did not exceed 25% of the Company’s market capitalization. As the material change report disclosing the Officer Settlements is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company it was necessary to immediately close the Officer Settlements and therefore, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position.
The Debt Settlement with one of the creditors, Hugo Ochoa (the “New Control Block Holder”), a former director of the Company, resulted in the creation of a new “control block holder”, as defined under the policies of the Canadian Securities Exchange, following the issuance to the New Control Block Holder of 59,755,189 common shares at a price of $0.05 per share in exchange for the settlement of a debt in the amount of $2,987,759.44. The Debt Settlement resulted in an increase in holdings of the New Control Block Holder from 8,118,055 common shares, which represented 6.81% of the issued and outstanding common shares of the Company, to 67,873,244 common shares, representing 32.97% of the issued and outstanding common shares of the Company following completion of the Debt Settlement. In addition, as part of the Debt Settlement, the Company transferred to the New Control Block Holder a 20% ownership interest in the Company’s Ecuadorian subsidiary, Tower Three Wireless del Ecuador S.A. and a 50% ownership interest in the Company’s Colombia subsidiary, Innervision S.A.S.
MI 61-101 Requirements
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above
(b)	the purpose and business reasons for the transaction:
The purpose of the transaction is to settle debt owed to certain creditors of the Company.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
a.	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
Juan Pablo Laspeñas, an officer of the Company, directly acquired 464,060 Shares in settlement of $28,203 in accounts payable to him, for certain services and/or advances provided by him to the Company. As such, Mr. Laspeñas participation in the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.  Mr. Laspeñas participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.
Luis Parra, an officer of the Company, directly acquired 6,768,480 Shares in settlement of $338,424 in accounts payable to him, for certain services and/or advances provided by him to the Company. As such, Mr. Parra’s participation in the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.  Mr. Parra’s participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.

Alejandro Ochoa, a director and officer of the Company, directly acquired 8,636,520 Shares in settlement of $431,826 for certain services and/or advances provided by him to the Company. As such, Mr. Ochoa’s participation in the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.  Mr. Ochoa’s participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.
b.
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by Mr. Laspeñas, Mr. Parra, and Mr. Ochoa;

Name and Position	Dollar Amount of Shares Acquired	Number of Securities Acquired	No. of Shares Held prior to Closing of the Settlement	Percentage of Issued and Outstanding Shares prior to Closing of the Settlement	No. of Shares Held After Closing of the Settlement	Percentage of Issued and Outstanding Shares After Closing of the Settlement
Juan Pablo Laspeñas Officer	$28,203	464,060 common shares	Undiluted: 0 Diluted: 0	Undiluted: 0% Diluted: 0%	Undiluted: 464,060 (1) Diluted: 464,060	Undiluted: 0.39%(3) Diluted: 0.39%
Luis Parra Officer	$338,424	6,768,480 common shares	Undiluted: 0 Diluted: 0	Undiluted: 0% Diluted: 0%	Undiluted: 6,768,480(1) Diluted: 6,768,480	Undiluted: 3.29%(3) Diluted: 3.29%
Alejandro Ochoa Director and Officer	$431,826	8,636,520 common shares	Undiluted: 12,032,500(1) Diluted: 12,032,500	Undiluted: 10.09%(2) Diluted: 10.09%	Undiluted: 20,669,020(1) Diluted: 20,669,020	Undiluted: 10.04%(3) Diluted: 10.04%
(1)	Shares held directly.
(2)	Based on 119,258,849 Shares outstanding prior to the completion of the Debt Settlement on February 2, 2023.
(3)	Based on 205,831,378 Shares outstanding following the completion of the Debt Settlement on February 2, 2023.
(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Debt Settlement was approved by a disinterested member of the board of directors of the Company and Mr. Ochoa abstained on the resolution of the board of directors approving the Debt Settlement as it related to his respective interest. A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
a.	that has been made in the 24 months before the date of the material change report:
Not applicable.
b.	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.
(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Juan Pablo Laspenas, an officer of the Company, directly acquired 464,060 Shares in settlement of $28,203 in accounts payable to him, for certain services and/or advances provided by him to the Company.
Luis Parra, an officer of the Company, directly acquired 6,768,480 Shares in settlement of $338,424 in accounts payable to him, for certain services and/or advances provided by him to the Company.
Alejandro Ochoa, a director and officer of the Company, directly acquired 8,636,520 Shares in settlement of $431,826 in accounts payable to him, for certain services and/or advances provided by him to the Company.
(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

MI 61-101 requires that issuers obtain a formal valuation and minority shareholder approval of related party transactions, unless an applicable exemption is available. Each related party transaction in the Debt Settlement was exempt from the formal valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) of MI 61-101 as the Company’s Shares are not listed on a specified market.
Each related party transaction in the Debt Settlement was exempt from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the consideration of the shares issued to each related party did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, it was necessary to immediately close the Debt Settlement and therefore, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position.
The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.
5.2             Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: +57 382 7957
Item 9  Date of Report
February 9, 2023

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